Exhibit 99.14

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 1 | 13 Stemmen per brief (enkel te gebruiken door aandeelhouders) Voting by letter (to be used by shareholders only) De ondergetekende: The undersigned: (Naam en adres / Name and address) eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht, met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België en ingeschreven in het Rechtspersonenregister (RPR Antwerpen, afdeling Mechelen) onder het nummer 0466.460.429) (de “Vennootschap”): owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Register of Legal Entities (RLE Antwerp, division Mechelen) under the number 0466.460.429) (the “Company”): (Aantal aandelen op naam / Number of registered shares) (Aantal gedematerialiseerde aandelen / Number of dematerialized shares) heeft kennisgenomen van de Gewone en Buitengewone Algemene Vergaderingen van de Vennootschap, die zullen worden gehouden op dinsdag 30 april 2024, om 14.00 uur (Belgische tijd) en op de zetel van de Vennootschap, has taken note of the Annual and Extraordinary Shareholders’ Meetings of the Company, to be held on Tuesday 30 April 2024 at 2.00 p.m. (Belgian time) and at the registered office of the Company, en brengt de Vennootschap hierbij op de hoogte van zijn / haar wens om aan deze Gewone en Buitengewone Algemene Vergaderingen, alsmede aan elke andere Algemene Vergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, deel te nemen door gebruik te maken van zijn / haar mogelijkheid om te stemmen per brief conform artikel 7:146 van het Wetboek van Vennootschappen en Verenigingen en artikel 24 van de Statuten van de Vennootschap, and hereby notifies the Company of his / her intention to attend this Annual and Extraordinary Shareholders’ Meetings, as well as at any other Shareholders’ Meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, by use of his / her / its possibility to vote by letter in accordance with article 7:146 of the Code of Companies and Associations and article 24 of the Articles of Association of the Company, waarbij hij / zij verklaart als volgt op onherroepelijke wijze te stemmen over de voorstellen tot besluit geplaatst op de agenda van de bovenvermelde Gewone en Buitengewone Algemene Vergaderingen: by which he / she / it declares that he / she / it irrevocably votes as follows on the proposed resolutions placed on the agenda of the aforementioned Annual and Extraordinary Shareholders’ Meetings: Indien, overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat het onderhavig stemformulier ter kennis van de Vennootschap is gebracht, zal de Vennootschap gewijzigde formulieren voor stemming per brief ter beschikking stellen. De stemmen per brief die de Vennootschap bereiken vooraf aan de publicatie van een gewijzigde agenda of voorstellen van besluit, blijven geldig voor de agendapunten waarop de stemmen per brief betrekking hebben, doch evenwel onder voorbehoud van de toepasselijke wetgeving. If, in accordance with Article 7:130 of the Companies and Associations Code, new subjects to be dealt with are included in the agenda after this voting form has been notified to the Company, the Company shall provide revised forms for voting by letter. The votes by letter that reach the Company prior to the publication of the amended agenda or proposed resolutions, remain valid for the agenda items to which the votes by letter apply, subject, however, to applicable law. Bij gebreke aan een specifieke stemwijze voor een bepaald agendapunt, of indien, om welke reden ook, er onduidelijkheid zou bestaan over de meegedeelde stemwijze, zal de ondergetekende geacht worden geselecteerd te hebben “Voor”. If no specific manner of voting is given for a specific item on the agenda, or if, for whatever reason, there is a lack of clarity with regard to the indicated manner of voting, the undersigned shall be deemed to have selected “In favor”. Dit formulier dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de mogelijkheid om dit formulier elektronisch te tekenen, dient het te gaan om een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en This form should be signed either in handwriting or electronically. If the opportunity to sign this proxy form electronically is made use of, it must be an electronic signature within the meaning of article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 2 | 13 vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd, hetzij een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening. repealing Directive 1999/93/EC, as amended, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation. Agenda Gewone Algemene Vergadering Annual Shareholders’ Meeting 1. Kennisname en bespreking van (a) het jaarverslag van de Raad van Bestuur betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2023, en van (b) het verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2023. 1. Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023. 2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2023 en goedkeuring van de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat. 2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and approval of the allocation of the annual result as proposed by the Board of Directors. Voorstel van besluit: De algemene vergadering besluit de statutaire jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2023, goed te keuren, alsmede de door de Raad van Bestuur voorgestelde bestemming van het jaarresultaat goed te keuren. Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2023, and the allocation of the annual result as proposed by the Board of Directors. Agendapunt 2—Steminstructie: Agenda item 2—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention 3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2023. 3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2023. 4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar afgesloten op 31 december 2023. 4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2023. 5. Kennisname en goedkeuring van het remuneratieverslag. 5. Acknowledgement and approval of the remuneration report. Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag, opgenomen in het jaarverslag van de Raad van Bestuur over het boekjaar afgesloten op 31 december 2023, goed te keuren. Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2023. Agendapunt 5—Steminstructie: Agenda item 5—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention 6. Kennisname en goedkeuring van het gewijzigde remuneratiebeleid. 6. Acknowledgement and approval of the amended remuneration policy. Voorstel van besluit: De algemene vergadering besluit om het gewijzigde remuneratiebeleid goed te keuren. Proposed resolution: The shareholders’ meeting resolves to approve the amended remuneration policy. Agendapunt 6—Steminstructie: Agenda item 6—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024
Annual and Extraordinary Shareholders' Meetings of 30 April 2024

Galápagos

7. Kwijting aan de (huidige en voormalige) leden van de Raad van Bestuur en de (huidige en voormalige) commissaris voor de uitoefening van hun respectievelijk mandaat uitgeoefend tijdens het boekjaar afgesloten op 31 december 2023.

Voorstel van besluit: *De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elk (huidig en voormalig) lid van de Raad van Bestuur, en aan de (huidige en voormalige) commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun respectieve mandaten gedurende het boekjaar afgesloten op 31 december 2023.*

7. Release from liability to be granted to the (current and former) members of the Board of Directors, and the (current and former) statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2023.

Proposed resolution: *The shareholders' meeting resolves, by a separate vote, to release each (current and former) member of the Board of Directors, and the (current and former statutory) auditor from any liability arising from the performance of their respective mandates during the financial year ended on 31 December 2023.*

Agendapunt 7 - Steminstructie: **Agenda item 7 - Voting instruction:**

☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

8. Bezoldiging van bestuurders.

Voorstel van besluit: *Op aanbeveling en advies van het Remuneratiecomité van de Vennootschap, besluit de algemene vergadering dat de jaarlijkse bezoldiging (exclusief onkostenvergoeding) van de niet-uitvoerende bestuurders, andere dan de niet-uitvoerende bestuurders die een aandeelhouder vertegenwoordigen, voor de uitoefening van hun mandaat zal bestaan uit een bezoldiging in contanten en een bezoldiging op basis van aandelen als volgt vast te stellen:*

(a) vergoeding in contanten: (i) Voorzitter van de Raad van Bestuur: EUR 110.000; (ii) Lead Non-Executive Director: EUR 75.000; (iii) andere niet-uitvoerende bestuurders: elkeen EUR 55.000, (iv) jaarlijkse bijkomende bezoldiging voor het voorzitterschap van een comité binnen de Raad van Bestuur: EUR 20.000; en (v) jaarlijkse bijkomende bezoldiging voor lidmaatschap van een comité binnen de Raad van Bestuur: EUR 15.000;

(b) vergoeding op basis van aandelen: (i) Voorzitter van de Raad van Bestuur: EUR 110.000; (ii) Lead Non-Executive Director: EUR 75.000; (iii) andere niet-uitvoerende bestuurders: elkeen EUR 55.000; in elk van (i), (ii) en (iii), onder de verplichting om het nettobedrag (na belastingen) te gebruiken voor de verwerving van Galapagos aandelen. Deze laatste betalingen vormen het equivalent van een bestuurdersbezoldiging in aandelen en de resulterende aandelen dienen te worden aangehouden tot ten minste één jaar nadat de niet-uitvoerende bestuurder de Raad van Bestuur heeft verlaten en ten minste drie jaar na het tijdstip van de verwerving.

De bovenvermelde bezoldiging voor de Voorzitter van de Raad van Bestuur is enkel betaalbaar indien deze Voorzitter niet tegelijk Chief Executive Officer (CEO) is van de Vennootschap. De bovenvermelde vergoeding voor de Lead Non-Executive Director is enkel betaalbaar voor zover geldig benoemd overeenkomstig Galapagos' Corporate Governance Charter.

De algemene vergadering besluit dat het mandaat van een niet-uitvoerend bestuurder die een aandeelhouder vertegenwoordigt, niet zal worden bezoldigd.

De hierboven uiteengezette regels zijn van toepassing vanaf 1 mei 2024.

8. Remuneration of directors.

Proposed resolution: *Upon recommendation and advice of the Remuneration Committee of the Company, the shareholders' meeting resolves that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate shall consist of a cash remuneration and an equity-based remuneration as follows:*

(a) cash remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director: EUR 75,000, (iii) other non-executive directors: EUR 55,000 each; (iv) additional annual compensation for the chairpersonship of a committee within the Board of Directors: EUR 20,000; and (v) additional annual compensation for the membership of a committee within the Board of Directors: EUR 15,000;

(b) equity-based remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director: EUR 75,000; (iii) other non-executive directors: EUR 55,000 each; in each case (i), (ii) and (iii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors' remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the Board of Directors and at least three years after the time of acquisition.

The abovementioned remuneration for the Chairperson of the Board of Directors will only be payable if such Chairperson is not simultaneously Chief Executive Officer (CEO) of the Company. The abovementioned remuneration for the Lead Non-Executive Director will only be payable to the extent appointed in accordance with Galapagos' Corporate Governance Charter.

The shareholders' meeting resolves that the mandate of a non-executive director representing a shareholder will not be remunerated.

The rules set out above shall apply as per 1 May 2024.

Agendapunt 8 - Steminstructie: **Agenda item 8 - Voting instruction:**

☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 3 | 13

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 4 | 13 9. Herbenoeming van Dr. Elisabeth Svanberg als onafhankelijk niet-uitvoerend bestuurder. 9. Re-appointment of Dr. Elisabeth Svanberg as independent non-executive director. Voorstel van besluit: Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) om Dr. Elisabeth Svanberg te herbenoemen als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een termijn van vier jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2028, en (b) haar mandaat te bevestigen in diens hoedanigheid als onafhankelijk lid van de Raad van Bestuur doordat (i) Dr. Elisabeth Svanberg beantwoordt aan de onafhankelijkheidscriteria van het artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020, (ii) Dr. Elisabeth Svanberg uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen, en (iii) de Raad van Bestuur geen indicatie heeft van enig element dat de onafhankelijkheid van Dr. Elisabeth Svanberg in twijfel zou kunnen trekken. De algemene vergadering besluit dat het mandaat van Dr. Elisabeth Svanberg wordt vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd. Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to re-appoint Dr. Elisabeth Svanberg as an independent non-executive member of the Board of Directors of the Company, for a period of four years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2028, and (b) to confirm her mandate as an independent member of the Board of Directors since (i) Dr. Elisabeth Svanberg meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Elisabeth Svanberg has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Elisabeth Svanberg’s independence into question. The shareholders’ meeting also resolves that the mandate of Dr. Elisabeth Svanberg is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time. Agendapunt 9—Steminstructie: Agenda item 9—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention 10. Benoeming van Dr. Susanne Schaffert als onafhankelijk niet-uitvoerend bestuurder. 10. Appointment of Dr. Susanne Schaffert as independent non-executive director. Rekening houdend met de aanbeveling en het advies van het Benoemingscomité, beveelt de Raad van Bestuur aan om de benoeming van Dr. Susanne Schaffert als onafhankelijk niet-uitvoerende bestuurder van de Vennootschap te bevestigen en voort te zetten voor een bijkomende termijn van vier jaar. Voor meer informatie over Dr. Susanne Schaffert wordt verwezen naar de verklaring inzake corporate governance opgenomen in het jaarverslag van de Raad van Bestuur over de (niet-geconsolideerde) statutaire jaarrekening van de Vennootschap voor het boekjaar afgesloten op 31 december 2023. In het bijzonder, heeft de Raad van Bestuur op 12 juni 2023 Dr. Susanne Schaffert benoemd tot onafhankelijk niet-uitvoerend bestuurder van de Vennootschap door coöptatie na het aftreden op 10 juni 2023 van Dr. Rajesh Parekh als niet-uitvoerend bestuurder, die werd benoemd voor een termijn tot en met de sluiting van de jaarlijkse aandeelhoudersvergadering te houden in 2025 die zal hebben besloten over de jaarrekening voor het boekjaar eindigend op 31 december 2024. Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Dr. Susanne Schaffert as independent non-executive director of the Company be confirmed and continued for an additional term of four years. For further information regarding Dr. Susanne Schaffert, reference is made to the corporate governance statement included in the the annual report of the Board of Directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2023. Notably, on 12 June 2023, the Board of Directors appointed Dr. Susanne Schaffert as independent non-executive director of the Company by co-optation following the resignation on 10 June 2023 of Dr. Rajesh Parekh as non-executive director, who was appointed for a term up to and including the closing of the annual shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024. Voorstel van besluit: Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité van de Vennootschap, besluit de algemene vergadering (a) om de benoeming door coöptatie op 12 juni 2023 te bevestigen, volgend op het aftreden van Dr. Rajesh Parekh op 10 juni 2023, en om Dr. Susanne Schaffert te benoemen als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van vier jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2028, dewelke zal hebben besloten over de jaarrekening voor het boekjaar eindigend op 31 december 2027, en om (b) haar mandaat in diens hoedanigheid als Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation on 12 June 2023, following the resignation of Dr. Rajesh Parekh on 10 June 2023, and to appoint Dr. Susanne Schaffert as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027, and (b) to confirm her mandate as an independent member of the Board of Directors since (i) Dr. Susanne Schaffert

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 5 | 13 onafhankelijk lid van de Raad van Bestuur te bevestigen doordat (i) Dr. Susanne Schaffert beantwoordt aan de onafhankelijkheidscriteria van het artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020, (ii) Dr. Susanne Schaffert uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen, en (iii) de Raad van Bestuur geen indicatie heeft van enig element dat de onafhankelijkheid van Dr. Susanne Schaffert in twijfel zou kunnen trekken. De algemene vergadering beslist tevens dat het mandaat van Dr. Susanne Schaffert wordt vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd. meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Dr. Susanne Schaffert has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with her independence, and (iii) the Board of Directors has no indication of any element that might call Dr. Susanne Schaffert’s independence into question. The shareholders’ meeting also resolves that the mandate of Dr. Susanne Schaffert is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time. Agendapunt 10—Steminstructie: Agenda item 10—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention 11. Benoeming van dhr. Simon Sturge als onafhankelijk niet-uitvoerend bestuurder. 11. Appointment of Mr. Simon Sturge as independent non-executive director. Rekening houdend met de aanbeveling en het advies van het Benoemingscomité, beveelt de Raad van Bestuur aan om de benoeming van dhr. Simon Sturge als onafhankelijk niet-uitvoerende bestuurder van de Vennootschap te bevestigen en voort te zetten voor een bijkomende termijn van vier jaar. Voor meer informatie over de heer Simon Sturge wordt verwezen naar de verklaring inzake corporate governance opgenomen in het jaarverslag van de Raad van Bestuur over de (niet-geconsolideerde) statutaire jaarrekening van de Vennootschap voor het boekjaar afgesloten op 31 december 2023. In het bijzonder, heeft de Raad van Bestuur op 19 september 2023 de heer Simon Sturge benoemd tot onafhankelijk niet-uitvoerend bestuurder van de Vennootschap door coöptatie na het aftreden op 18 september 2023 van Dr. Mary Kerr als niet-uitvoerend bestuurder, die werd benoemd voor een termijn tot en met de sluiting van deze jaarlijkse aandeelhoudersvergadering. Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Mr. Simon Sturge as independent non-executive director of the Company be confirmed and continued for an additional term of four years. For further information regarding Mr. Simon Sturge, reference is made to the corporate governance statement included in the the annual report of the Board of Directors on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2023. Notably, on 19 September 2023, the Board of Directors appointed Mr. Simon Sturge as independent non-executive director of the Company by co-optation following the resignation on 18 September 2023 of Dr. Mary Kerr as non-executive director, who was appointed for a term up to and including the closing of this annual shareholders’ meeting. Voorstel van besluit: Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité van de Vennootschap, besluit de algemene vergadering (a) om de benoeming door coöptatie op 19 september 2023 te bevestigen, volgend op het aftreden van Dr. Mary Kerr op 18 september 2023, en om dhr. Simon Sturge te benoemen als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van vier jaar vanaf heden, die een einde zal nemen onmiddellijk na de gewone algemene vergadering te houden in 2028, dewelke zal hebben besloten over de jaarrekening voor het boekjaar eindigend op 31 december 2027, en om (b) zijn mandaat in diens hoedanigheid als onafhankelijk lid van de Raad van Bestuur te bevestigen doordat (i) dhr. Simon Sturge beantwoordt aan de onafhankelijkheidscriteria van het artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Corporate Governance Code 2020, (ii) dhr. Simon Sturge uitdrukkelijk heeft verklaard geen (en de Raad van Bestuur evenmin op de hoogte is van) banden met de Vennootschap of een belangrijke aandeelhouder te hebben, die diens onafhankelijkheid in het gedrang zou brengen, en (iii) de Raad van Bestuur geen indicatie heeft van enig element dat de onafhankelijkheid van dhr. Simon Sturge in twijfel zou kunnen trekken. De algemene vergadering beslist tevens dat het mandaat van dhr. Simon Sturge Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation on 19 September 2023, following the resignation of Dr. Mary Kerr on 18 September 2023, and to appoint Mr. Simon Sturge as an independent non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027, and (b) to confirm his mandate as an independent member of the Board of Directors since (i) Mr. Simon Sturge meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, (ii) Mr. Simon Sturge has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence, and (iii) the Board of Directors has no indication of any element that might call Mr. Simon Sturge’s independence into question. The shareholders’ meeting also resolves that the mandate of Mr. Simon Sturge is remunerated as provided for non-executive members of the Board of Directors in the Company’s remuneration policy and as approved by the shareholders’ meeting from time to time.

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024
Annual and Extraordinary Shareholders' Meetings of 30 April 2024
Galápagos

wordt vergoed zoals voorzien voor niet-uitvoerende leden van de Raad van Bestuur in het remuneratiebeleid van de Vennootschap en zoals goedgekeurd door de algemene vergadering van tijd tot tijd.

Agendapunt 11 - Steminstructie:		**Agenda item 11 - Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

12. Benoeming van de heer Andrew Dickinson tot niet-uitvoerend bestuurder.

Rekening houdend met de aanbeveling en het advies van het Benoemingscomité, beveelt de Raad van Bestuur aan de benoeming van de heer Andrew Dickinson als niet-uitvoerend bestuurder van de Vennootschap te bevestigen en voort te zetten voor een bijkomende termijn van vier jaar. In het bijzonder, heeft de Raad van Bestuur, op 26 maart 2024, en met ingang vanaf 27 maart 2024, de heer Andrew Dickinson benoemd tot niet-uitvoerend bestuurder van de Vennootschap door coöptatie naar aanleiding van het aftreden op 26 maart 2024 van de heer Daniel O'Day, als niet-uitvoerend bestuurder, die werd benoemd voor een termijn tot en met de afsluiting van de jaarlijkse aandeelhoudersvergadering die zal worden gehouden in 2027 en die zal hebben beslist over de jaarrekening voor het boekjaar afgesloten op 31 december 2026.

Voorstel van besluit: *Op voorstel van de Raad van Bestuur, en in overeenstemming met de aanbeveling en het advies van het Benoemingscomité, besluit de algemene vergadering (a) de benoeming door coöptatie op 26 maart 2024, en met ingang vanaf 27 maart 2024, te bevestigen, volgend op het aftreden op 26 maart 2024 van de heer Daniel O'Day, Dhr. Andrew Dickinson te benoemen tot niet-uitvoerend lid van de Raad van Bestuur van de Vennootschap, voor een bijkomende termijn van vier jaar, tot en met de afsluiting van de gewone algemene vergadering van aandeelhouders die zal worden gehouden in 2028, en die zal hebben besloten over de jaarrekening voor het boekjaar eindigend op 31 december 2027. De algemene vergadering besluit tevens dat het mandaat van Andrew Dickinson onbezoldigd zal zijn.*

12. Appointment of Mr. Andrew Dickinson as non-executive director.

Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Mr. Andrew Dickinson as non-executive director of the Company be confirmed and continued for an additional term of four years. Notably, on 26 March 2024, and with effect as per 27 March 2024, the Board of Directors appointed Mr. Andrew Dickinson as non-executive director of the Company by co-optation following the resignation on 26 March 2024 of Mr. Daniel O'Day, as non-executive director, who was appointed for a term up to and including the closing of the annual shareholders' meeting to be held in 2027 which will have decided upon the financial statements for the financial year ended on 31 December 2026.

Proposed resolution*: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders' meeting resolves (a) to confirm the appointment by co-optation on 26 March 2024, and with effect as per 27 March 2024, following the resignation of Mr. Daniel O'Day on 26 March 2024, and to appoint Mr. Andrew Dickinson as a non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders' meeting to be held in 2028 which will have decided upon the financial statements for the financial year ended on 31 December 2027. The shareholders' meeting also resolves that the mandate of Andrew Dickinson will not be remunerated.*

Agendapunt 12 - Steminstructie:		**Agenda item 12 - Voting instruction:**
☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

13. Benoeming van de commissaris met betrekking tot de "waarborging" van de CSRD duurzaamheidsverslaggeving.

Voorstel van besluit: *In overeenstemming met de aanbeveling van het Auditcomité en op voorstel van de Raad van Bestuur, en rekening houdend met de hangende omzetting van de Corporate Sustainability Reporting Directive 2022/2464/EU ("CSRD") in het Belgisch recht, besluit de algemene vergadering (a) de commissaris van de Vennootschap, zijnde BDO Bedrijfsrevisoren BV, met maatschappelijke zetel te Da Vincilaan 9/E.6. 1930 Zaventem, en ingeschreven in de Kruispuntbank Ondernemingen (RPR Brussel, Nederlandstalige afdeling) onder het nummer 0431.088.289, vast vertegenwoordigd door Ellen Lombaerts, voor een termijn van één jaar, te belasten met de waarborging van de duurzaamheidsrapportering van de Vennootschap, zoals bedoeld in de CSRD, voor het boekjaar dat afgesloten wordt op 31 december 2024 in overeenstemming met de toepasselijke*

13. Charging of the statutory auditor with respect to the "assurance" of the CSRD sustainability reporting.

Proposed resolution*: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors, and taking into account the pending transposition of the Corporate Sustainability Reporting Directive 2022/2464/EU ("CSRD") into Belgian law, the shareholders' meeting resolves (a) to charge the Company's statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, for a period of one year, with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for the financial year ending on 31 December 2024 in accordance with applicable law, and (b) to determine the remuneration of BDO Bedrijfsrevisoren BV for such*

Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 6 | 13

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 7 | 13 de vergoeding van BDO Bedrijfsrevisoren BV voor deze waarborging vast te stellen op EUR 120.000 (indien enige, exclusief BTW). De aanstelling van de commissaris met betrekking tot de voormelde waarborging zal vervallen onmiddellijk na de gewone algemene vergadering van aandeelhouders die zal worden gehouden in 2025. assurance at EUR 120,000.00 (if any, VAT exclusive). The charging of the statutory auditor with respect to the aforementioned assurance will expire immediately after the annual shareholders’ meeting to be held in 2025. Agendapunt 13—Steminstructie: Agenda item 13—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention Buitengewone Algemene Vergadering Extraordinary Shareholders’ Meeting 1. Kennisname en bespreking van het verslag van de Raad van Bestuur van de Vennootschap opgesteld overeenkomstig de artikelen 7:180, 7:191 en 7:193 van het Wetboek van Vennootschappen en Verenigingen in verband met de voorgestelde uitgifte van één inschrijvingsrecht (in de vorm van een warrant) aan Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), de “Subsequent Gilead Warrant B” genaamd, en het voorstel om, in het belang van de Vennootschap, het wettelijk voorkeurrecht van de bestaande aandeelhouders van de Vennootschap op te heffen ten gunste van Gilead Therapeutics. 1. Consideration and discussion of the report of the Board of Directors of the Company prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in connection with the proposed issuance of one subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), called the “Subsequent Gilead Warrant B”, and the proposal to cancel, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders for the benefit of Gilead Therapeutics. 2. Kennisname en bespreking van het verslag van de commissaris van de Vennootschap opgesteld overeenkomstig de artikelen 7:180, 7:191 en 7:193 van het Wetboek van Vennootschappen en Verenigingen in verband met de voorgestelde uitgifte van één inschrijvingsrecht (in de vorm van een warrant) aan Gilead Therapeutics, de ‘Subsequent Gilead Warrant B’ genaamd, en het voorstel om, in het belang van de Vennootschap, het wettelijk voorkeurrecht van de bestaande aandeelhouders van de Vennootschap op te heffen ten gunste van Gilead Therapeutics. 2. Consideration and discussion of the report of the statutory auditor of the Company prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in connection with the proposed issuance of one subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics, called the ‘Subsequent Gilead Warrant B’, and the proposal to cancel, in the interest of the Company, the statutory preferential subscription right of the Company’s existing shareholders for the benefit of Gilead Therapeutics. 3. Goedkeuring van de uitgifte van één (1) nieuw inschrijvingsrecht (in de vorm van een warrant) aan Gilead Therapeutics en de daarmee verband houdende opheffing van het wettelijk voorkeurrecht. 3. Approval of the issuance of one (1) new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics and related cancellation of the statutory preferential subscription right. Dit voorstel wordt gedaan overeenkomstig de voorwaarden van de inschrijvingsovereenkomst gesloten tussen de Vennootschap en Gilead Therapeutics op 14 juli 2019, zoals van tijd tot tijd gewijzigd (de “Inschrijvingsovereenkomst”), die een verbintenis bevatte om een voorstel te doen aan de algemene vergadering om de ‘Subsequent Gilead Warrant B’ uit te geven die Gilead Therapeutics in staat zou stellen om haar deelneming in de Vennootschap verder te vergroten, zoals beschreven in het verslag van de Raad van Bestuur als bedoeld in punt 1 van de agenda. This proposal is made in accordance with the terms of the subscription agreement entered into between the Company and Gilead Therapeutics on 14 July 2019, as amended from time to time (the “Subscription Agreement”), which included a commitment to make a proposal to the general meeting to issue the ‘Subsequent Gilead Warrant B’ that would enable Gilead Therapeutics to further increase its shareholding in the Company, as described in the report of the Board of Directors as referred to in item 1 of the agenda. Voorstel van besluit: De algemene vergadering van de Vennootschap besluit om de uitgifte goed te keuren van één (1) nieuw inschrijvingsrecht (in de vorm van een warrant) aan Gilead Therapeutics, de ‘Subsequent Gilead Warrant B’ genaamd (de “Warrant”), en in het belang van de Vennootschap, het wettelijk voorkeurrecht van de bestaande aandeelhouders van de Vennootschap op te heffen (en, voor zover vereist, van de bestaande houders van inschrijvingsrechten van de Vennootschap) ten gunste van Gilead Therapeutics, overeenkomstig het verslag van de Raad van Bestuur opgesteld overeenkomstig artikelen 7:180, 7:191 en 7:193 van het Wetboek van Vennootschappen en Verenigingen, waarnaar wordt verwezen in punt 1 van de agenda. Met het oog hierop, beslist de algemene vergadering van de Vennootschap om de bepalingen en voorwaarden (de Proposed resolution: The shareholders’ meeting of the Company resolves to approve the issuance of one (1) new subscription right (in the form of a warrant) for the benefit of Gilead Therapeutics, called the ‘Subsequent Gilead Warrant B’ (the “Warrant”), and to cancel, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company (and, insofar as required, of the Company’s existing holders of subscription rights (stock options)) for the benefit of Gilead Therapeutics, in accordance with the report of the Board of Directors prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, as referred to in item 1 of the agenda. In view thereof, the shareholders’ meeting of the Company resolves to approve the terms and conditions (the “Conditions”) of the

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024
Annual and Extraordinary Shareholders' Meetings of 30 April 2024

Galápagos

*Met het oog hierop, beslist de algemene vergadering van de Vennootschap om de bepalingen en voorwaarden (de "**Voorwaarden**") van de Warrant goed te keuren zoals uiteengezet in Bijlage 1 van het verslag van de Raad van Bestuur waarnaar wordt verwezen in punt 1 van de agenda, waarvan een kopie aan de notulen van dit besluit wordt gehecht. De belangrijkste Voorwaarden van de Warrant kunnen, voor informatiedoeleinden, als volgt worden samengevat:*

a) Emittent van de Warrant: De Vennootschap.

b) Duurtijd: De Warrant heeft een duurtijd die aanvangt op de datum van dit besluit en die eindigt om 23:59 uur op de kalenderdag voor de vijfde verjaardag van de datum van dit besluit. De Warrant kan tijdens haar gehele duurtijd van de Warrant één of meerdere keren vanaf 23 augustus 2024 (om 23:59 uur) worden uitgeoefend, maar niet meer dan éénmaal per periode van drie (3) maanden. Zoals uiteengezet in de Voorwaarden, is deze beperking niet van toepassing in geval van een materiële ontwikkeling met betrekking tot de Vennootschap of de verhandeling van de aandelen van de Vennootschap, of in geval van bepaalde (verzoeken tot) oproepingen tot algemene vergaderingen van de Vennootschap.

c) Uitgifteprijs: De Warrant zal worden uitgegeven zonder dat enige bijkomende vergoeding door Gilead Therapeutics of enige met haar verbonden persoon verschuldigd is.

d) Uitoefeningsprijs: De Uitoefeningsprijs (zoals gedefinieerd in de Voorwaarden) van de Warrant zal, per aandeel waarop ingeschreven wordt bij een uitoefening van de Warrant met betrekking tot dergelijke aandelen, gelijk zijn aan het hoogste van (i) 120% vermenigvuldigd met het rekenkundig gemiddelde van de dagelijks volume-gewogen gemiddelde koers van de aandelen van de Vennootschap verhandeld op Euronext Brussels en Euronext Amsterdam (of dergelijke andere gereglementeerde markten waarop de aandelen van de Vennootschap verhandeld zullen worden op dat tijdstip) op elk van de beursdagen gedurende de periode van 30 kalenderdagen eindigend op de kalenderdag die onmiddellijk voorafgaat aan de datum van het Bericht van Uitoefening (zoals gedefinieerd in de Voorwaarden) met betrekking tot die uitoefening, en (ii) EUR 140,59. De Uitoefeningsprijs is onderhevig aan gebruikelijke aanpassingen uiteengezet in de Voorwaarden.

*e) Aantal aandelen uit te geven bij een uitoefening van de Warrant: Overeenkomstig de Voorwaarden geeft de Warrant het recht aan de houder daarvan om in te schrijven, gedurende de gehele duurtijd van de Warrant, bij elke uitoefening van de Warrant, op een maximum aantal aandelen dat voldoende is om het aantal aandelen in eigendom van Gilead Therapeutics, Gilead Sciences en enige met hen verbonden persoon en, elke andere partij die in Onderling Overleg Handelt (zoals gedefinieerd in de Voorwaarden) met Gilead Therapeutics, Gilead Sciences of enige met hen verbonden persoon te brengen tot 29,9% van de daadwerkelijk uitgegeven en uitstaande aandelen onmiddellijk na de uitgifte van de aandelen die moeten worden uitgegeven bij de relevante uitoefening van de Warrant (naar beneden afgerond tot het dichtstbijzijnde gehele aandeel) (de "**Warrantlimiet**"). De Warrant blijft uitstaan voor de resterende duur van zijn duurtijd, zelfs indien deze wordt uitgeoefend voor een aantal aandelen dat gelijk is aan de op dat moment geldende Warranlimiet. Voor alle duidelijkheid, de totale deelneming die voortvloeit uit de volledige uitoefening van de Warrant zal in totaal niet meer bedragen dan 29,9%.*

f) Aard van de Warrant: De Warrant geeft het recht (maar niet de verplichting) om in te schrijven, bij enige uitoefening van de Warrant, op een aantal nieuwe aandelen uit te geven door de

*In view thereof, the shareholders' meeting of the Company resolves to approve the terms and conditions (the "**Conditions**") of the Warrant as set forth in Annex 1 to the report of the Board of Directors referred to in item 1 of the agenda, a copy of which shall remain attached to the minutes reflecting the present resolution. The main Conditions of the Warrant can, for informational purposes, be summarized as follows:*

a) Issuer of the Warrant: The Company.

b) Term: The Warrant has a term starting as of the date of this resolution and ending on 11:59 p.m. on the calendar day before the fifth anniversary of the date of this resolution. The Warrant can be exercised at one or several occasions as from 23 August 2024 (on 11:59 p.m.) during the entire term of the Warrant, but not more than once per period of three (3) months. As set out in the Conditions, this limitation does not apply in case of material development regarding the Company or the trading of the Company's shares, or in case of certain (requests for) convocations of shareholders' meetings of the Company.

c) Issue Price: The Warrant will be issued without any additional consideration being due by Gilead Therapeutics or any of its affiliates.

d) Exercise Price: The Exercise Price (as defined in the Conditions) of the Warrant shall, per share that shall be subscribed for upon an exercise of the Warrant in relation to such shares, be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Company's shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Company's shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the Exercise Notice (as defined in the Conditions) with respect to such exercise, and (ii) EUR 140.59. The Exercise Price is subject to adjustments set out in the Conditions.

*e) Number of shares issuable upon an exercise of the Warrant: Subject to the Conditions, the Warrant entitles the holder thereof to subscribe, during the entire term of the Warrant, upon each exercise of the Warrant, for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead Therapeutics, Gilead Sciences and any of their affiliates and any other party Acting in Concert (as defined in the Conditions) with Gilead Therapeutics, Gilead Sciences or any of their affiliates to 29.9% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Warrant (rounded down to the nearest whole share) (the "**Warrant Limit**"). The Warrant remains outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit. For clarity, the overall shareholding resulting from the full exercise of the Warrant shall in aggregate not exceed 29.9%.*

f) Nature of the Warrant: The Warrant will confer the right (but not the obligation) to subscribe, upon any exercise of the Warrant, for a number of new shares to be issued by the Company, as aforementioned. Except as otherwise provided for under Belgian law, the holder of the Warrant will be no shareholder of the Company solely by virtue of holding the Warrant, and therefore does not have the rights of a shareholder in relation to the shares to be issued or delivered to the holder of the Warrant upon an exercise of the Warrant until the exercise of the Warrant and the issue or delivery of the relevant shares.

g) Form of the Warrant: The Warrant will be in registered form.

h) No listing of the Warrant: The Warrant shall not be listed at any time on a securities exchange, regulated market or similar securities market.

Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 8 | 13

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 9 | 13 Warrant door het loutere houden van de Warrant niet als aandeelhouder van de Vennootschap, en beschikt hij bijgevolg niet over de rechten van een aandeelhouder met betrekking tot de aandelen uit te geven of te leveren aan de houder van de Warrant bij een uitoefening van de Warrant tot aan de uitoefening van de Warrant en de uitgifte of levering van de relevante aandelen. g) Vorm van de Warrant: De Warrant zal op naam zijn. h) Geen notering van de Warrant: De Warrant zal op geen enkel moment genoteerd worden op een effectenbeurs, gereglementeerde markt of soortgelijke effectenmarkt. i) Toekenning en inschrijving: De Warrant zal worden toegekend aan Gilead Therapeutics, en er kan enkel door Gilead Therapeutics op worden ingeschreven. j) Onderliggende aandelen: De nieuwe door de Vennootschap bij elke uitoefening van de Warrant uit te geven aandelen zullen volledig volgestort zijn en dezelfde rechten en voordelen hebben als, en in alle opzichten, inclusief voor wat betreft de gerechtigheid op dividenden en andere uitkeringen, pari passu rangschikken met de bestaande en uitstaande aandelen van de Vennootschap op het ogenblik van hun uitgifte en zullen gerechtigd zijn op dividenden en andere uitkeringen waarvoor de relevante registratiedatum of vervaldatum valt op of na de datum van hun uitgifte. De algemene vergadering besluit, onder voorbehoud van, en in de mate van, elke uitoefening van de Warrant, om het kapitaal van de Vennootschap te verhogen en bij een dergelijke uitoefening het toepasselijke aantal nieuwe aandelen uit te geven zoals voorzien in de toepasselijke Voorwaarden van de Warrant. De algemene vergadering besluit dat enige uitgiftepremie die geboekt zal worden in verband met de uitoefening van de Warrant en de uitgifte van nieuwe aandelen, zoals toepasselijk, zal worden geboekt op de passiefzijde van de balans van de Vennootschap als eigen vermogen. De rekening waarop de uitgiftepremie zal worden geboekt zal, net als het kapitaal, een waarborg vormen voor derden en kan, behoudens bij incorporatie ervan in kapitaal, enkel worden verminderd op grond van een geldig besluit van de algemene vergadering van aandeelhouders genomen op de wijze vereist voor een wijziging van de statuten van de Vennootschap. De algemene vergadering van de Vennootschap besluit de Raad van Bestuur te machtigen om de besluiten van de algemene vergadering van de Vennootschap in verband met de Warrant te implementeren en uit te voeren, en om alle stappen te ondernemen en alle formaliteiten te vervullen die krachtens de Voorwaarden van de Warrant, de statuten van de Vennootschap en de toepasselijke wetgeving vereist zijn om aandelen uit te geven of over te dragen bij uitoefening van de Warrant. Bovendien zal elk van de General Counsel van de Vennootschap en de bestuurders van de Vennootschap (elk van deze personen, een “Bijzondere Gevolmachtigde”), individueel handelend en met mogelijkheid tot subdelegatie en de bevoegdheid tot subrogatie, de bevoegdheid hebben om bij elke uitoefening van de Warrant over te gaan tot de vaststelling van (i) de kapitaalverhoging en de uitgifte van nieuwe aandelen die het gevolg zijn van deze uitoefening, (ii) de toewijzing van de uitgifteprijs aan het kapitaal en (in voorkomend geval) de uitgiftepremie overeenkomstig de toepasselijke Voorwaarden van de Warrant, (iii) de wijziging van de statuten van de Vennootschap om het nieuwe kapitaal en het aantal uitstaande aandelen na de uitoefening van de Warrant en de uitgifte van nieuwe aandelen weer te geven. Tot slot, hebben elk van de Bijzondere Gevolmachtigden, individueel handelend en met de mogelijkheid tot subdelegatie en de bevoegdheid van subrogatie, ook de bevoegdheid om, bij een uitoefening van een Warrant, (a) in naam van de Vennootschap, de relevante Euroclear-, Euronext en bankdocumentatie, het aandelenregister en alle noodzakelijke i) Allocation and subscription: The Warrant will be allocated to Gilead Therapeutics, and can only be subscribed for by Gilead Therapeutics. j) Underlying shares: Each new share to be issued by the Company upon each exercise of the Warrant shall be fully paid up and shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue. The shareholders’ meeting resolves, subject to, and to the extent of, each exercise of Warrant, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon such exercise as provided for in the relevant Conditions of the Warrant. The shareholders’ meeting resolves that any issue premium that will be booked in connection with the exercise of the Warrant and the issuance of new shares, as applicable, shall be accounted for on the liabilities side of the Company’s balance sheet as net equity. The account on which the issue premium shall be booked shall, like the share capital, serve as the guarantee for third parties and, save for the possibility of a capitalization of those reserves, can only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association. The shareholders’ meeting of the Company resolves to authorize the Board of Directors to implement and execute the resolutions passed by the shareholders’ meeting of the Company in connection with the Warrant, and to take all steps and carry out all formalities that shall be required by virtue of the Conditions of the Warrant, the Company’s articles of association and applicable law in order to issue or transfer shares upon an exercise of Warrant. Furthermore, each of the General Counsel of the Company and the directors of the Company (each such person, a “Special Proxy Holder”), acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon each exercise of the Warrant, to proceed with the recording of (i) the capital increase and issue of new shares resulting from such exercise, (ii) the allocation of the issue price to the share capital and (as applicable) the issue premium in accordance with the relevant Conditions of the Warrant, (iii) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the Warrant and the issuance of new shares. Finally, each Special Proxy Holder, acting individually and with possibility of sub-delegation and the power of subrogation, shall also have the power, upon an exercise of a Warrant, (a) to sign and deliver, on behalf of the Company, the relevant Euroclear, Euronext, and bank documentation, the share register and all necessary documents in connection with the issuance and delivery of the shares (acquired as a result of the exercise of the Warrant) to the beneficiary and (b) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon an exercise of the Warrant to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam (and such other regulated markets on which the Company’s shares will be trading at that time).

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 10 | 13 documenten in verband met de uitgifte en levering van de aandelen (verworven als gevolg van de uitoefening van de Warrant) aan de begunstigde te ondertekenen en af te leveren, en (b) alles te doen wat nodig of nuttig kan zijn (met inbegrip van maar niet beperkt tot de voorbereiding en uitvoering van alle documenten en formulieren) voor de toelating van de aandelen uitgegeven naar aanleiding van een uitoefening van de Warrant tot de verhandeling op de gereglementeerde markten van Euronext Brussels en Euronext Amsterdam (en dergelijke andere gereglementeerde markten waarop de aandelen van de Vennootschap op dat moment worden verhandeld). Agendapunt 3—Steminstructie: Agenda item 3—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention 4. Kennisname en bespreking van het verslag van de Raad van Bestuur van de Vennootschap opgesteld overeenkomstig het artikel 7:199 van het Wetboek van Vennootschappen en Verenigingen in verband met de hernieuwing van zijn machtiging met betrekking tot, en de verhoging van, het toegestaan kapitaal, en de specifieke omstandigheden en doeleinden voor het gebruik van het hernieuwd toegestaan kapitaal. 4. Consideration and discussion of the report of the Board of Directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the renewal of its authorization with respect to, and the increase of, the authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital. 5. Hernieuwing van de machtiging van de Raad van Bestuur om het kapitaal binnen het kader van het toegestaan kapitaal te verhogen met een bedrag tot 20% van het kapitaal. 5. Renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital. Dit voorstel wordt gedaan overeenkomstig de voorwaarden van de Inschrijvingsovereenkomst, die een verbintenis bevatte om een voorstel te doen aan de algemene vergadering om de Raad van Bestuur te machtigen om het kapitaal van de Vennootschap in één of meerdere malen te verhogen met een bedrag tot 20% van het kapitaal op het ogenblik van de oproeping tot de algemene vergadering. De huidige machtiging werd goedgekeurd door de buitengewone algemene vergadering van de Vennootschap op 22 oktober 2019 en vervalt op 12 november 2024. Het voorgestelde besluit zal de bovengenoemde machtiging (zoals overeengekomen in de Inschrijvingsovereenkomst) verlengen. This proposal is made in accordance with the terms of the aforementioned Subscription Agreement, which included a commitment to make a proposal to the shareholders’ meeting to authorize the Board of Directors to increase the share capital of the Company in one or several times with an amount up to 20% of the share capital at the time of the convening of the shareholders’ meeting. The current authorisation was approved by the Company’s extraordinary shareholders’ meeting on 22 October 2019 and will expire on 12 November 2024. The proposed resolution will renew the aforementioned authorisation (as agreed in the Subscription Agreement). Voorstel van besluit: De algemene vergadering van de Vennootschap besluit om de machtiging aan de Raad van Bestuur te hernieuwen om het kapitaal in één of meerdere malen te verhogen, gedurende een periode van vijf (5) jaar vanaf de bekendmaking van deze machtiging in de Bijlagen bij het Belgisch Staatsblad, met een totaalbedrag tot 20% van het huidige bedrag van het kapitaal van de Vennootschap, en dit in overeenstemming met de voorwaarden van het verslag van de Raad van Bestuur opgesteld overeenkomstig artikel 7:199 van het Wetboek van Vennootschappen en Verenigingen, zoals vermeld in punt 4 van de agenda van de buitengewone algemene vergadering. Bijgevolg besluit de algemene vergadering om de rubriek “Toegestaan kapitaal” van de tijdelijke bepalingen van de statuten van de Vennootschap volledig te schrappen en te vervangen door de volgende tekst (waarbij het bedrag van 20 procent van het geplaatste kapitaal hieronder opgenomen tussen vierkante haken wordt bepaald op basis van het op dat moment uitstaande geplaatste kapitaal): Proposed resolution: The shareholders’ meeting of the Company resolves to renew the authorization to the Board of Directors to increase the share capital on one or more occasions, during a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization, with an aggregate amount equal to up to 20% of the current amount of the share capital of the Company, and this in accordance with the terms and conditions set forth in the report of the Board of Directors prepared in accordance with article 7:199 of the Belgian Companies and Associations Code, as referred to in item 4 of the agenda of the Extraordinary Shareholders’ Meeting. Consequently, the shareholders’ meeting resolves to delete the section “Authorized Capital” of the temporary provisions of the articles of association of the Company entirely and to replace it with the following text (whereby the amount of 20 percent of the subscribed capital referred to below between square brackets shall be determined on the basis of the outstanding subscribed capital at that time): “Toegestaan kapitaal Aan de Raad van Bestuur werd de machtiging verleend om in overeenstemming met de terzake geldende wettelijke bepalingen, in één of meerdere malen, het geplaatste kapitaal van de vennootschap te verhogen in de hierna bepaalde mate. Deze “Authorized capital The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024 Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 11 | 13 machtiging geldt voor een periode van vijf jaar te rekenen vanaf de datum van bekendmaking van deze machtiging in de Bijlagen bij het Belgisch Staatsblad. Onverminderd strengere wettelijke bepalingen, kan de Raad van Bestuur het geplaatste kapitaal van de vennootschap in één of meerdere malen verhogen met een bedrag van maximaal EUR [•], zijnde 20 procent van het geplaatst kapitaal op het ogenblik van de oproeping tot de algemene vergadering die deze machtiging heeft verleend. Overeenkomstig de terzake geldende wettelijke bepalingen, kan de Raad van Bestuur deze machtiging niet gebruiken nadat de Autoriteit voor Financiële Diensten en Markten (FSMA) de vennootschap kennis heeft gegeven van een openbaar overnamebod op de aandelen van de vennootschap. De kapitaalverhogingen in het kader van het toegestaan kapitaal kunnen worden gerealiseerd door de uitgifte van aandelen (onder, boven of tegen de fractiewaarde van de bestaande aandelen, met of zonder stemrecht, en desgevallend in het kader van een inschrijvingsrechtenplan voor de leden van het personeel van de vennootschap of haar dochtervennootschappen in de zin van artikel 1:27 van het Wetboek van Vennootschappen en Verenigingen (met inbegrip van leden van de raad van bestuur, en/of zelfstandige consulenten)), converteerbare obligaties en/of inschrijvingsrechten uitoefenbaar door inbreng in speciën of in natura, met of zonder uitgiftepremie, en ook door de omzetting van reserves, uitgiftepremies, overgedragen winst of andere vermogenscomponenten. Bovenvermelde inschrijvingsrechtenplannen mogen voorzien dat, in uitzonderlijke gevallen (onder meer in geval van wijziging in de controle van de vennootschap of overlijden), inschrijvingsrechten kunnen worden uitgeoefend vóór de derde verjaardag van de toekenning ervan, zelfs indien de begunstigde van deze inschrijvingsrechten een lid van de Raad van Bestuur of een persoon belast met het dagelijks bestuur is. De Raad van Bestuur kan bij een verhoging van het geplaatste kapitaal binnen de grenzen van het toegestaan kapitaal, in het belang van de vennootschap, het wettelijk voorkeurrecht van de aandeelhouders beperken of opheffen, zelfs indien deze beperking of opheffing gedaan wordt ten gunste van één of meerdere bepaalde personen andere dan leden van het personeel van de vennootschap of haar dochtervennootschappen in de zin van artikel 1:27 van het Wetboek van Vennootschappen en Verenigingen. De Raad van Bestuur kan een uitgiftepremie vragen bij de uitgifte van nieuwe aandelen in het kader van het toegestaan kapitaal. Indien de Raad van Bestuur hiertoe beslist, dient deze uitgiftepremie op een onbeschikbare reserverekening te worden geboekt die slechts kan worden verminderd of overgeboekt door een besluit van de algemene vergadering genomen op de wijze die vereist is voor de wijziging van statuten. De Raad van Bestuur is gemachtigd om de statuten van de vennootschap in overeenstemming te brengen met de kapitaalverhogingen waartoe binnen het kader van het toegestaan kapitaal werd beslist, of om een notaris hiertoe opdracht te geven.” the date of publication of this authorization in the Annexes to the Belgian State Gazette. Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. 20 percent of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares. The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of a subscription rights plan for the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned subscription rights plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease), subscription rights can be exercised before the third anniversary of their award, even if the beneficiary of such subscription right is a member of the Board of Directors or a person entrusted with the day-to-day management. When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company’s interest, restrict or cancel the shareholders’ statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code. The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association. The Board of Directors is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”. Agendapunt 5—Steminstructie: Agenda item 5—Voting instruction: Voor / In favor Tegen / Against Onthouding / Abstention 6. Volmacht voor de coördinatie. 6. Proxy for coordination. Voorstel van besluit: De algemene vergadering besluit om machtiging te geven aan iedere medewerker van ondergetekende Proposed resolution: The shareholders’ meeting resolves to authorize each collaborator of undersigned notary or notary

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024
Annual and Extraordinary Shareholders' Meetings of 30 April 2024
Galápagos

Voorstel van besluit: *De algemene vergadering besluit om machtiging te geven aan iedere medewerker van ondergetekende notaris of notaris Matthieu Derynck teneinde de gecoördineerde tekst van de statuten van de Vennootschap op te stellen, te ondertekenen en neer te leggen in de daartoe voorziene elektronische databank overeenkomstig de toepasselijke wettelijke bepalingen.*

Proposed resolution: *The shareholders' meeting resolves to authorize each collaborator of undersigned notary or notary Matthieu Derynck to draw up, sign and file the coordinated text of the Company's articles of association in the electronic database provided for that purpose under the applicable laws.*

Agendapunt 6 - Steminstructie: **Agenda item 6 - Voting instruction:**

☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

7. Machtiging aan de Raad van Bestuur.

Voorstel van besluit: *De algemene vergadering besluit om alle machten aan de Raad van Bestuur van de Vennootschap te verlenen tot uitvoering van de genomen besluiten.*

7. Authorization to the Board of Directors.

Proposed resolution: *The shareholders' meeting resolves to grant all powers to the Company's Board of Directors to execute the decisions taken.*

Agendapunt 7 - Steminstructie: **Agenda item 7 - Voting instruction:**

☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

8. Volmacht Kruispuntbank voor Ondernemingen, ondernemingsloket, griffies van de Ondernemingsrechtbank, administraties en fiscale diensten.

Voorstel van besluit: *De algemene vergadering besluit aan elk lid van de Raad van Bestuur en/of aan, mevrouw Valeria Cnossen, mevrouw Annelies Denecker, mevrouw Elien Van Mol en de heer Stefan Mees, die – voor de uitvoering van deze volmacht – elk woonstkeuze doen te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, een bijzondere volmacht te geven, om alleen optredend en met individueel recht van indeplaatsstelling en sub-delegatie, teneinde in naam en voor rekening van de Vennootschap alle formaliteiten te vervullen en/of documenten te ondertekenen die namens de Vennootschap moeten vervuld en/of ondertekend worden ter uitvoering van de hoger genomen besluiten, inclusief, doch niet beperkt tot, de uitvoering van alle formaliteiten die zijn vereist met betrekking tot alle door huidige vergadering genomen besluiten ten aanzien van de Kruispuntbank voor Ondernemingen, het ondernemingsloket, de griffies van de Ondernemingsrechtbank, de administraties en de fiscale diensten.*

8. Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

Proposed resolution: *The shareholders' meeting resolves to grant a special power of attorney to any member of the Board of Directors and/or Mrs. Valeria Cnossen, Mrs. Annelies Denecker, Mrs. Elien van Mol and Mr. Stefan Mees, who – for the execution of this proxy – are all electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, each acting separately and each with individual power of substitution and sub-delegation, to fulfill all formalities and/or sign all documents that must be fulfilled or signed in the name of or on behalf of the Company pursuant to or in the framework of the foregoing, including, but not limited to, the completion of all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.*

Agendapunt 8 - Steminstructie: **Agenda item 8 - Voting instruction:**

☐	☐	☐
Voor / In favor	**Tegen / Against**	**Onthouding / Abstention**

Onderhavig stemformulier geldt tevens als aanmelding in de zin van het artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.

De ondergetekende gaat ermee akkoord dat de Engelse versie van het onderhavige formulier slechts een vrije vertaling voor informatiedoeleinden betreft, en dat de Nederlandstalige versie altijd voorrang heeft op de Engelse versie.

The present voting form shall also serve as notification within the meaning of the article 7:134 of the Belgian Companies and Associations Code.

The undersigned agrees that the English version of the present form is a free translation for information purposes only, and that the Dutch version shall always prevail over the English version.

Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024 P. 12 | 13

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024
Annual and Extraordinary Shareholders' Meetings of 30 April 2024

Galápagos

____
(Datum / Date)

____
(Naam / Name)

____
(Handtekening / Signature)

Het ondertekende formulier dient **uiterlijk op 24 april 2024** Galapagos NV te bereiken. Deze dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. mw. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

Aandeelhouders die wensen te stemmen per brief, moeten ook voldoen aan de registratie- en toelatingsvoorwaarden zoals beschreven in de oproeping tot de Gewone en Buitengewone Algemene Vergaderingen.

The signed form must reach Galapagos NV **on 24 April 2024 at the latest**. It should be submitted by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn. Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to vote per letter, must also comply with the registration and admission formalities set out in the convening notice to the Annual and Extraordinary Shareholders' Meetings.

Galapagos NV | Formulier stemmen per brief JAV/BAV 30 april 2024 | Voting by letter form AGM/EGM 30 April 2024

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